Exhibit 12
SWIFT TRANSPORTATION COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.

	Successor				Predecessor
					January 1,
					2007
	Year Ended				Through	Year Ended
	December 31,				May 10,	December 31,
(Dollars in thousands)	2010	2009	2008	2007	2007	2006

Earnings available to cover fixed charges:
Income (loss) before income taxes	$(168,845)	$(108,995)	$(135,187)	$(330,504)	$(34,999)	$221,274
Fixed charges	337,453	272,725	257,147	195,276	12,965	35,088
Earnings available to cover fixed charges	$168,608	$163,730	$121,960	$(135,228)	$(22,034)	$256,362
Fixed Charges
Interest expense	$251,129	$200,512	$222,177	$171,115	$9,454	$26,870
Derivative interest expense (income)	70,399	55,634	18,699	13,233	(177)	(1,134)
Interest portion of rental expense	15,925	16,579	16,271	10,928	3,688	9,352
Total fixed charges	$337,453	$272,725	$257,147	$195,276	$12,965	$35,088
Ratio of earnings to fixed charges (a)	0.50	0.60	0.47	—	—	7.31

(a)	Our earnings were insufficient to cover fixed charges by approximately $169 million, $109 million, $135 million, $331 million, and $35 million for the years ended December 31, 2010, 2009, 2008, 2007, and that of our predecessor for the period from January 1, 2007 through May 10, 2007, respectively.